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                         December 7, 2020

       Murielle Lortie
       Chief Financial Officer
       Liminal BioSciences Inc.
       440 Armand-Frappier Boulevard, Suite 300
       Laval, Qu  bec H7V 4B4

                                                        Re: Liminal BioSciences
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed December 1,
2020
                                                            File No. 333-251055

       Dear Ms. Lortie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Jaime L. Chase, Esq.